FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 30, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “FY2004 Financial Forecast (Unconsolidated)”, dated April 27, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 30, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
April 27, 2004
English Language Summary

Subject:	FY 2004 Financial Forecast (Unconsolidated)
Regulation:	Published pursuant to Article 2-13 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Content:

  Fiscal year of the financial forecast: 2004
  Date of preparation, correction, updating of the financial forecast: 2004/04/27
  Reason for preparation of the financial forecast: Cumulative changes reached one-third or more within the same term of the Board
  Name of the reviewing CPA and date of review: Alfred S. H. Wei and Alfred Chen of KPMG Certified Public Accountants on April 23, 2004.
  Date of the board of directors resolution: 2004/04/27
  Date of public announcement: 2004/04/27
  Monetary amounts of major accounting items of the balance sheet and income statement:
Balance Sheet (Unconsolidated)	2004 (Forecast)	2003 (Actual)	2002 (Actual)

Current assets	$71,931,243	50,147,672	49,035,593
Long-term investments	5,222,103	3,240,924	1,114,941
Net property, plant and equipment	159,443,702	94,842,300	68,378,582
Intangible assets – patents	1,944,139	2,237,936	2,984,455
Other assets	3,080,586	3,381,704	5,107,977
Current liabilities	52,033,118	39,622,505	23,519,728
Long-term liabilities	36,602,700	21,253,410	25,162,713
Other liabilities	552,746	320,094	111,063
Common stock	49,580,409	43,522,372	40,242,957
Capital surplus	53,197,790	32,197,790	31,718,116
Retained earnings	49,978,560	17,180,927	6,022,669
Cumulative translation adjustment	(72,569)	4,419	27,151
Treasury stock	(250,981)	(250,981)	(182,849)
Total assets	241,621,773	153,850,536	126,621,548
Total liability	89,188,564	61,196,009	48,793,504
Total stockholders’ equity	152,433,209	92,654,527	77,828,044
Net worth per share	30.74	21.29	19.34

Income Statement (Unconsolidated)	2004 (Forecast)	2003 (Actual)	2002 (Actual)

Net sales	$186,970,371	97,610,121	75,507,279
Cost of goods sold	134,367,267	75,289,562	62,766,229
Gross profit (loss)	52,603,104	22,320,559	12,741,050
Operating expenses:	10,467,403	6,750,290	4,134,146
Operating income (loss)	42,135,701	15,570,269	8,606,904
Non-operating income	320,639	1,130,097	532,108
Non-operating expenses and losses:	910,145	1,127,107	3,116,315
Income (loss) before income tax	41,546,195	15,573,259	6,022,697
Income tax expense (benefit)	(110,169)	(86,669)	28
Net income (loss)	41,656,364	15,659,928	6,022,669
  Reason for the correction or update and monetary amount affected: N/A
  CPA review opinion (please enter: "Standard (or Adverse or Disclaimer of) Review report"; if a non-standard review report, please further enter the explanation section and the conclusion of the review opinion): Standard Review report
  Any other matters that need to be specified: N/A